1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC September 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — October 9, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for September 2007: on an unconsolidated basis, sales were NT$28,496 million, a decrease of 2.4 percent from August 2007 and an increase of 6.1 percent over September 2006. Revenues for January through September 2007 totaled NT$222,659 million, a decrease of 7.2 percent compared to the same period in 2006.
On a consolidated basis, net sales for September 2007 were NT$ 29,453 million, a decrease of 1.9 percent from August 2007 and an increase of 8.2 percent from September 2006; revenues for January through September 2007 totaled NT$228,769 million, a decrease of 5.6 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
September	28,496	26,859	6.1
January through September	222,659	239,946	(7.2)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
September	29,453	27,233	8.2
January through September	228,769	242,444	(5.6)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
October 09, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Sep	Net sales	28,641,211	26,858,607
Jan — Sep	Net sales	226,395,475	239,945,940
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Sep	Bal. as of period end
TSMC	94,177,312	—	—
TSMC’s subsidiaries	32,273,951	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Sep	Bal. as of period end
TSMC	117,721,641	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	3,134,935	30,743,055	—	—
	Mark to Market Profit/Loss	(127,588)	363,204	—	—
Expired Contracts	Notional Amount	14,911,742	172,900,800	1,310,840	1,310,840
	Realized Profit/Loss	(39,905)	(937,791)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	3,406	—	—	—
	Mark to Market Profit/Loss	(2)	—	—	—
Expired Contracts	Notional Amount	256,791	—	—	—
	Realized Profit/Loss	1,474	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 9, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer